EXHIBIT 99.3

Report on review of interim condensed
consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. as at September 30, 2020 and the related interim condensed consolidated statements of income and of comprehensive income for the quarter and nine-month period then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, November 06, 2020

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev

Contador CRC 1SP245281/O-6

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005, www.pwc.com/br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2020 and December 31, 2019 In thousands of Brazilian Reais

	Note	September 30, 2020	December 31, 2019

Cash		642,491	109,922

Financial assets		84,432,999	41,888,778

Fair value through profit or loss		51,850,286	26,528,396
Securities	4	38,701,519	22,443,392
Derivative financial instruments	5	13,148,767	4,085,004

Fair value through other comprehensive income		9,588,773	2,616,118
Securities	4	9,588,773	2,616,118

Evaluated at amortized cost		22,993,940	12,744,264
Securities	4	1,366,038	2,266,971
Securities purchased under agreements to resell	3	18,243,688	9,490,090
Securities trading and intermediation	9	1,483,507	504,983
Accounts receivable		251,194	462,029
Loan operations	7	1,369,234	386
Other financial assets		280,279	19,805

Other assets		1,484,110	643,619
Recoverable taxes		170,066	243,320
Rights-of-use assets	11	182,014	227,478
Prepaid expenses	8	1,090,998	89,684
Other		41,032	83,137

Deferred tax assets	18	378,726	284,533
Investments in associates and joint ventures	10	696,742	-
Property and equipment	11	94,756	142,464
Goodwill and Intangible assets	11	669,534	553,452

Total assets		88,399,358	43,622,768

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2020 and December 31, 2019 In thousands of Brazilian Reais

	Note	September 30, 2020	December 31, 2019

Financial liabilities		69,388,840	31,842,054

Fair value through profit or loss		13,841,366	5,250,943
Securities	4	1,111,770	2,021,707
Derivative financial instruments	5	12,729,596	3,229,236

Evaluated at amortized cost		55,547,474	26,591,111
Securities sold under repurchase agreements	3	35,253,928	15,638,407
Securities trading and intermediation	9	15,159,711	9,114,546
Deposits	12	1,626,709	70,195
Structured operations certificates	13	1,142,457	19,474
Accounts payables		655,117	266,813
Borrowings and lease liabilities	14	511,981	637,484
Debentures	15	338,693	835,230
Other financial liabilities	16	858,878	8,962

Other liabilities		10,298,861	4,619,623
Social and statutory obligations		379,696	492,723
Taxes and social security obligations		234,652	345,331
Private pension liabilities	17	9,649,322	3,759,090
Provisions and contingent liabilities	21	16,020	15,193
Other		19,171	7,286

Deferred tax liabilities	18	41,074	5,132

Total liabilities		79,728,775	36,466,809

Equity attributable to owners of the Parent company		8,669,470	7,153,396
Issued capital		23	23
Capital reserve		7,021,993	6,943,446
Other comprehensive income		171,841	209,927
Retained earnings		1,475,613	-

Non-controlling interest		1,113	2,563

Total equity	19	8,670,583	7,155,959

Total liabilities and equity		88,399,358	43,622,768

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements

of income and of comprehensive income

For the nine and three month periods ended September 30, 2020 and 2019

In thousands of Brazilian Reais, except earnings per share

		Nine months period ended September 30,		Three months period ended September 30,
	Note	2020	2019	2020	2019

Net revenue from services rendered	22(a)	3,493,231	2,341,100	1,277,745	944,038
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	22(b)	298,585	204,023	189,527	26,513
Net income from financial instruments at fair value through profit or loss	22(b)	1,964,691	891,390	633,465	385,373
Total revenue and income		5,756,507	3,436,513	2,100,737	1,355,924

Operating costs	23	(1,864,062)	(1,118,967)	(706,020)	(444,958)
Selling expenses	24	(94,367)	(82,419)	(38,322)	(30,104)
Administrative expenses	24	(2,077,587)	(1,294,039)	(809,596)	(481,605)
Other operating income (expenses), net	25	84,986	118,487	97,801	7,358
Interest expense on debt		(46,385)	(62,631)	(11,585)	(24,481)
Share of profit or (loss) in joint ventures and associates	10	(564)	-	(564)	-

Income before income tax		1,758,528	996,944	632,451	382,134

Income tax expense	18	(279,427)	(297,646)	(91,167)	(121,336)

Net income for the period		1,479,101	699,298	541,284	260,798

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		76,575	12,126	6,900	15,191
Gains (losses) on net investment hedge	6	(80,370)	(11,829)	(7,531)	(13,911)
Changes in the fair value of financial assets at fair value through other comprehensive income		(33,914)	986	(45,072)	(8,118)
Other comprehensive income (loss) for the period, net of tax		(37,709)	1,283	(45,703)	(6,838)

Total comprehensive income for the period		1,441,392	700,581	495,581	253,960
Net income attributable to:
Owners of the Parent company		1,475,613	692,011	540,434	257,814
Non-controlling interest		3,488	7,287	850	2,984
Total comprehensive income attributable to:
Owners of the Parent company		1,437,904	693,294	494,731	250,976
Non-controlling interest		3,488	7,287	850	2,984

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	27	2.6742	1.3589	0.9794	0.5063
Diluted earnings per share	27	2.6534	1.3589	0.9710	0.5063

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the nine months ended September 30, 2020 and 2019 In thousands of Brazilian Reais

		Attributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income	Retained Earnings	Total	Non-Controlling interest	Total Equity
Balances at December 31, 2018		21	927,895	947,696	209,165	-	2,084,777	6,935	2,091,712

Comprehensive income for the period
Net income for the period		-	-	-	-	692,011	692,011	7,287	699,298
Other comprehensive income, net		-	-	-	1,283	-	1,283	-	1,283
Transactions with shareholders - contributions and distributions
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	210	-	210	(1,439)	(1,229)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(9,193)	(9,193)
Balances at September 30, 2019		21	927,895	947,696	210,658	692,011	2,778,281	3,590	2,781,871

Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	-	7,153,396	2,563	7,155,959
Comprehensive income for the period
Net income for the period		-	-	-	-	1.475,613	1,475,613	3,488	1,479,101
Other comprehensive income, net		-	-	-	(37,709)	-	(37,709)	-	(37,709)
Transactions with shareholders - contributions and distributions
Share based incentive plan	26	-	-	78,547	-	-	78,547	(10)	78,537
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	(377)	-	(377)	1,208	831
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(6,136)	(6,136)
Balances at September, 2020		23	5,409,895	1,612,098	171,841	1,475,613	8,669,470	1,113	8,670,583

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the nine months ended September 30, 2020 and 2019 In thousands of Brazilian Reais

		Nine months ended September 30,
	Note	2020	2019
Operating activities
Income before income tax		1,758,528	996,944

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	11	52,972	38,409
Amortization of intangible assets	11	52,928	23,992
Loss on impairment and write-off of property, equipment, intangible assets and leases, net	11	61,888	7,606
Income from share in the net income of associates and joint ventures and other investments		562	-
Expected credit losses on accounts receivable, loan operations and other financial assets		38,171	6,318
(Reversal of) Provision for contingencies, net	21	(53)	(2,207)
Net foreign exchange differences		2,981	571
Share based plan		78,537	-
Interest accrued		47,529	64,099

Changes in assets and liabilities
Securities (assets and liabilities)		(23,926,297)	(11,018,501)
Derivative financial instruments (assets and liabilities)		314,825	390,880
Securities trading and intermediation (assets and liabilities)		5,066,641	1,986,946
Securities purchased (sold) under resale (repurchase) agreements		10,861,923	6,094,987
Accounts receivable		178,152	(34,217)
Loan operations		(1,375,823)	-
Prepaid expenses		(1,001,314)	(142)
Other assets and other financial assets		(216,882)	20,583
Structured operations certificates		1,122,983	-
Accounts payable		387,120	72,928
Deposits		1,556,514	-
Social and statutory obligations		(113,027)	23,878
Tax and social security obligations		(262,915)	6,930
Private pension liabilities		5,890,232	1,705,647
Other liabilities and other financial liabilities		341,273	5,628

Cash from operations		917,448	391,279

Income tax paid		(48,097)	(355,410)
Contingencies paid	21	(592)	(1,062)
Interest paid	31	(62,015)	(16,386)
Net cash flows from operating activities		806,744	18,421

Investing activities
Acquisition of intangible assets	11	(79,127)	(39,974)
Acquisition of property and equipment	11	(40,011)	(43,749)
Acquisition of subsidiaries, net of cash acquired	11	(55,741)	-
Investment in associates and joint ventures		(204,960)	-
Net cash flows used in investing activities		(379,839)	(83,723)

Financing activities
Payments of borrowings and lease liabilities	31	(130,798)	(101,047)
Payment of debentures	31	(400,000)	-
Repurchase of debentures	31	(64,717)	-
Proceeds of debentures		-	400,000
Transactions with non-controlling interests		831	(1,229)
Dividends paid to non-controlling interests		(6,136)	(9,193)
Net cash flows from (used in) financing activities		(600,820)	288,531

Net increase in cash and cash equivalents		(173,915)	223,230

Cash and cash equivalents at the beginning of the period		887,796	626,863
Effects of exchange rate changes on cash and cash equivalents		33,814	(4,116)
Cash and cash equivalents at the end of the period		747,695	845,977

Cash		642,491	70,483
Securities purchased under agreements to resell	3	-	684,964
Interbank certificate deposits	4	105,204	90,530

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is a holding company controlled by XP Controle Participações S.A., which holds 53.38% of voting rights and whose is ultimately controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

On November 29, 2019, the Group carried out a corporate reorganization in order to prepare the structure to the Initial Public Offering of its shares. As result, the capital contributed by the shareholders on XP Investimentos S.A. were transferred and incorporated on XP Inc. Therefore the shareholders have a direct stake on XP Inc. which controls XP Investimentos S.A. and the other operating companies of the Group.

On November 30, 2019, the Company carried out a reverse share split of 4:1. As a result, the share capital represented by 2,036,988,542 shares decreased to 509,247,136 shares. The reverse share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 27) and per share data as if the reverse share split had been in effect for all periods presented.

1.1	Initial Public Offering (“IPO”) and resulting transactions

On December 13, 2019, the Company completed its Initial Public Offering (“IPO”), offering 72,510,641 of Class A common shares, of which 42,553,192 new shares were offered by the Company and the remaining 29,957,449 shares were offered by selling shareholders. Additionally, the underwriters executed an option to purchase 10,876,596 additional Class A common shares at the initial public offering price which resulted in a total of 83,387,237 Class A common shares sold.

The initial offering price per Class A common share was US$ 27.00, resulting in gross proceeds of US$ 1,148,936 thousand (or R$4,705,803) to XP Inc, deducting R$200,977 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$44,726 thousand regarding other offering expenses, of which R$21,902 thousand was recognized directly in income statements and an amount of R$22,824 in equity as transaction costs.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration N° 333-234719), which was declared effective by the Securities and Exchange Commission on December 10, 2019. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on December 11, 2019 under the symbol “XP”.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

1.2	Follow-on public offering

On July 1, 2020, XP Inc. concluded an underwritten public offering of 22,465,733 Class A common shares offered by General Atlantic (XP) Bermuda, L.P. and XP Controle Participações S.A. (“selling shareholders”) at a public offering price of US$42.50 per share, including the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders. The Company did not receive any proceeds from the sale of Class A common shares by the selling shareholders and there were no changes in the Company’s control structure as a result of such transaction.

These unaudited interim condensed consolidated financial statements as of September 30, 2020 and for the three and nine month periods ended September 30, 2020 were approved by the Board of Director’s meeting on November 6, 2020.

2.	Basis of preparation of the financial statements and changes to the Group’s accounting policies

a)	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of September 30, 2020 and for the three and nine months period ended September, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019. The list of notes that were not apresented in this unaudited interim condensed is presented below:

Note to financial statements of December 31, 2019	Description
3.	Summary of significant accounting policies
4.	Significant estimated and judgements
5.	Group structure
10.	Accounts receivable
11.	Recoverable taxes
19.	Social and Statutory obligations
20.	Tax and social security obligations
24. (a)	Key-person management compensation
33. (b) to (f)	Management of financial risks and financial instruments

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (c).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

b)	New standards, interpretations and amendments not yet adopted

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2019.

Certain new accounting standards and interpretations have been published ,which include Amendments to IFRS 3: Definition of a Business; Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform; and Amendments to IAS 1 and IAS 8: Definition of Material; and Conceptual Framework for Financial Reporting issued on March 29, 2018, that are not mandatory for the period ended September 30, 2020, and have not been early adopted by the group. These standards are not expected to have a material impact on the entity in the current or future financial statements periods and on foreseeable future transactions.

c)	New accounting policies adopted by the Group

Derivative financial instruments and hedging activities

In compliance with IFRS 9, as of September 30, 2020, the Group designated certain derivatives as fair value hedges for protection of the exposure of Fixed-Income carried out through structured operations certificates. The following accounting policy is adopted for theses fair value hedges:

For the derivative financial instruments that are designated and qualify as fair value hedges, the following policies apply:

a)	the gain or loss resulting from the fair value appreciation or depreciation of the hedging instrument at fair value should be recorded in profit or loss; and

b)	the gain or loss resulting from fair value appreciation or depreciation of the hedged item, that is attributable to the effective portion of the hedged item should adjust the carrying amount of the hedged item, which will be recorded in profit or loss.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the remaining period until maturity, using a recalculated effective interest rate.

d)	Basis of consolidation

There were no changes since December 31, 2019 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following items:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	September 30,2020	December 31, 2019

Indirectly controlled
XP Allocation Asset Management Ltda. (ii)	Brazil	Asset management	99.97%	-
Track Índices Consultoria Ltda. (ii)	Brazil	Index Provider	100.00%	-
XP Eventos Ltda. (ii)	Brazil	Media and Events	99.00%	-
Carteira Online Controle de Investimentos Ltda.-ME (iii)	Brazil	Investment consolidation platform	99.99%	-
Antecipa S.A. (iii)	Brazil	Receivables Financing Market	100.00%	-

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Consolidated investments funds
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (ii)	Brazil	Investment fund	100.00%	-
XP High Yield Fund SP (ii)	Cayman	Investment fund	100.00%	-
XP International Fund SPC (ii)	Cayman	Investment fund	100.00%	-
Spatha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (iv)	Brazil	Investment fund	-	100.00%
Balista Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado (iv)	Brazil	Investment fund	-	100.00%

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New subsidiaries and investment funds commenced operations in the period.

(iii)	New subsidiaries acquired in the period.

(iv)	Investiments funds closed during the period.

e)	Interests in associates and joint ventures

i.	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ii.	Joint ventures

The Group has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.

iii.	Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

f)	Business acquisitions

The acquisitions of Fliper and Antecipa were recently completed and the allocation of the purchase price to acquired assets, including goodwill, and assumed liabilities is still preliminary pending receipt of the final fair value valuations of the acquired assets and assumed liabilities as of the closing date of the transaction. For the concluded acquisitions, the total consideration paid is R$83,925, being: i) R$55,741 paid in cash, ii) R$14,000 payable in three consecutives annual installments from 2020 to 2022 adjusted by the Interbank Certificates of Deposit (“CDI”) rate and iii) R$14,183 as a fair value of the contingent consideration.

These acquisitions are not considered material for XP Inc. interim financial statements.The preliminary purchase prices were mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.

Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”)

On June 5, 2020, the Group entered into an agreement, to acquire 100% of total share capital Fliper, an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. The transaction allows XP Inc. to offer its customers additional resources to manage their investments, as the open banking trend continues to accelerate in Brazil. On July 13, 2020, the acquisition was concluded, through approval of Central Bank (BACEN).

Antecipa S.A. (“Antecipa”)

On June 29, 2020, the Group entered into an agreement, through its for the acquisition of 100% of total share capital of Antecipa , a digital platform for the financing of receivables.Antecipa's central objective is to offer an efficient alternative for companies to optimize cash flow management. For the Group, the acquisition represents an opportunity to further expand its product range and reinforce the company’s presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil, similar to XP’s transformational initiatives across the Retail, High-Income and Private Market channels. On September 1, 2020, acquisition was consummated, through approval of Central Bank (BACEN).

DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”)

On June 9, 2020, the Group entered into an agreement to acquire of 100% of total share capital of DM10, a marketplace that connects hundreds of independent distributors with Life Insurance and Pension Plan products, adding value through technology and education. With the transaction, the Group enhances its distribution network in the insurance division. This transaction is expected to close in the fourth quarter of 2020.

g)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Disaggregated information is only reviewed at the revenue level (Note 22), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 22 (c) for a breakdown of total revenue and income and selected assets by geographic location

h)	Impacts related COVID-19 in the current period

Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. The current pandemic has negatively impacted the global, national and regional economies and disrupted supply chains and otherwise reduce international trade and business activity. The Group has reviewed its exposure to economic-related and market volatility, which could negatively impact the value of a certain class of financial instruments however has not identified relevant impact to the financial performance or position of the group as of September, 2020. The company has sufficient headroom to enable it to comply with its covenants on its existing borrowings and sufficient working capital and undrawn financing facilities to service its operating activities and ongoing investments.

Although the Group have not identified relevant impacts to its financial performance as at September 30, 2020, the Group is monitoring COVID-19 effects on its business, which are still uncertain and will depend on the severity of the coronavirus and the actions to contain or treat its impact, among others.

As a consequence of this pandemic, most of the Group’s employees is working from home. Based on thorough assessments about the well-being and performance of our workforce, management announced on September 11, 2020, the permanent and company-wide adoption of the home-office model.

i)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2019.

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under agreements to resell

	September 30, 2020	December 31, 2019

Available portfolio	1,883,825	971,991
National Treasury Notes (NTNs)	1,639,174	771,099
Financial Treasury Bills (LFTs)	-	195,980
National Treasury Bills (LTNs)	244,651	4,912

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Collateral held	16,359,863	8,518,099
National Treasury Bills (LTNs)	397,275	1,764,410
National Treasury Notes (NTNs)	15,962,588	6,753,689

Total	18,243,688	9,490,090

Investments in purchase and sale commitments backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 1.92% p.a. (December 31, 2019 – 4.63% p.a.).

As of September 30, 2020 no amounts (December 31, 2019 - R$ 654,057) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	September 30, 2020	December 31, 2019
National Treasury Bills (LTNs)	12,682,922	5,653,994
National Treasury Notes (NTNs)	22,571,006	8,533,113
Financial Treasury Bills (LFTs)	-	1,451,300
Total	35,253,928	15,638,407

As of September 30, 2020, securities sold under repurchase agreements were agreed with average interest rates of 1.89% p.a. (December 31, 2019 – 4.48% p.a.), with assets pledged as collateral.

4.	Securities

a)	Securities classified at fair value through profit and loss and at fair value through other comprehensive income

	September 30, 2020		December 31, 2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial assets
At fair value through profit and loss	38,569,036	38,701,519	22,332,936	22,443,392
Agribusiness receivables certificates	179,155	177,095	598,085	589,525
Bank deposit certificates (i)	368,845	370,385	244,071	246,827
Brazilian government bonds	25,239,874	25,280,046	15,404,300	15,494,046
Certificate of real estate receivable	126,791	124,056	75,922	75,123
Debentures	1,034,742	1,018,893	885,344	885,068
Financial credit bills	82,439	82,683	98,068	106,759
Investment funds (ii)	7,656,488	7,656,266	3,047,198	3,047,198
United States government bonds	666,870	702,869	-	-
Real estate credit bill	1,632	1,651	1,282	1,300
Stocks issued by public-held company	2,546,996	2,546,996	1,562,965	1,562,965
Structured operations certificate	410,022	470,652	237,112	256,381
Others (iii)	255,182	269,927	178,589	178,200

At fair value through other comprehensive income	9,637,582	9,588,773	2,608,325	2,616,118
National treasury bill	9,637,582	9,588,773	2,608,325	2,616,118

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

(i)	Bank deposit certificates include R$ 105,204 (December 31, 2019 – R$123,817) is being presented as cash equivalents in the statements of cash flows.

(ii)	Investments funds include R$ 7,230,918 (December 31, 2019 – R$ 3,759,090) amounts related to Specially Constituted Investment Fund (“FIE”) as presented in Note 17.

(iii)	Mainly related to bonds issued and traded overseas.

b)	Securities evaluated at amortized cost

	September 30, 2020		December 31, 2019
	Gross carrying amount	Book Value	Gross carrying amount	Book Value
Financial assets
At amortized cost	1,366,038	1,366,038	2,266,971	2,266,971
Bonds	1,366,038	1,366,038	2,266,971	2,266,971

c)	Securities on the financial liabilities classified at fair value through profit or loss

	September 30, 2020		December 31, 2019
	Gross carrying amount	Book value	Gross carrying amount	Book Value
Financial liabilities
At fair value through profit or loss	1,111,770	1,111,770	2,021,707	2,021,707
Securities	1,111,770	1,111,770	2,021,707	2,021,707

d)	Securities classified by maturity

		Assets		Liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Financial assets
At fair value through P&L and at OCI
Current	22,696,712	9,804,819	1,111,770	2,021,707
Non-stated maturity	10,466,704	4,999,333	1,111,770	2,021,707
Up to 3 months	644,886	257,544	-	-
From 3 to 12 months	11,585,122	4,547,942	-	-

Non-current	25,593,580	15,254,691	-	-
After one year	25,593,580	15,254,691	-	-

Evaluated at amortized cost
Current	1,366,038	2,266,971	-	-
Up to 3 months	194,334	807,218	-	-
From 3 to 12 months	1,171,704	1,459,753	-	-

Total	49,656,330	27,326,481	1,111,770	2,021,707

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	September 30, 2020
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	602,159,341	6,602,467	50	1,649,905	229,791	4,722,771
Swap contracts	16,819,387	637,693	5	38,784	156,750	442,159
Forward contracts	14,566,817	5,901,156	45	5,651,129	161,202	88,825
Future contracts	22,282,253	7,451	-	7,451	-	-
Total	655,827,798	13,148,767	100	7,347,269	547,743	5,253,755

Liabilities
Options	574,319,779	6,524,516	52	1,372,572	153,207	4,998,737
Swap contracts	5,517,378	693,187	5	75,816	170,932	446,439
Forward contracts	10,248,842	5,492,148	43	5,458,963	13,058	20,127
Future contracts	20,343,451	19,745	-	19,745	-	-
Total	610,429,450	12,729,596	100	6,927,096	337,197	5,465,303

	December 31, 2019
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	498,484,022	2,742,035	67	1,837,073	577,177	327,785
Swap contracts	3,955,473	1,133,768	27	10,418	700,668	422,682
Forward contracts	1,857,542	187,392	5	159,163	28,175	54
Future contracts	15,920,584	21,809	1	21,809	-	-
Total	520,217,621	4,085,004	100	2,028,463	1,306,020	750,521

Liabilities
Options	488,482,756	2,741,592	85	1,745,532	637,393	358,667
Swap contracts	3,420,857	485,164	14	15,838	40,687	428,639
Forward contracts	164,209	2,480	1	1,693	325	462
Total	492,067,822	3,229,236	100	1,763,063	678,405	787,768

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

6.	Hedge accounting

The Group has two types of hedge relationships: hedge of net investment in foreign operations and fair value hedge.

For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

In the nine month period ended September 30, 2020 and in the year ended December 31, 2019, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value
Strategies	Assets	Liabilities	Variation in value recognized in Other comprehensive income	Nominal value	Variation in the amounts used to calculate hedge ineffectiveness
September 30, 2020
Foreign exchange risk
Hedge of net investment in foreign operations	224,539	-	70,882	395,977	(80,370)
Total	224,539	-	70,882	395,977	(80,370)

December 31, 2019
Foreign exchange risk
Hedge of net investment in foreign operations	186,412	-	5,946	248,896	(7,133)
Total	186,412	-	5,946	248,896	(7,133)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

For the period ended of September 30, 2020, there was no ineffectiveness in relation to the foreign net investment hedge.

b)	Fair value hedge

The fair value hedging strategy of the Group consists of hedging the exposure of Fixed-Income securities carried out through structured operations certificates.

The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).

The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value
Strategies	Assets	Liabilities	Variation in value recognized in income	Nominal value	Variation in the amounts used to calculate hedge ineffectiveness
September 30, 2020
Interest rate risk
Hedge of fixed-income securities	-	1,142,457	51,787	1,159,250	(51,361)
Total	-	1,142,457	51,787	1,159,250	(51,361)

For the period ended of September 30, 2020, there was no ineffectiveness in relation to the fair value hedge.

					September 30, 2020
		Book value (i)
Hedge Instruments	Notional amount	Assets	Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Interest rate risk
Futures	1,159,250	-	1,142,457	(51,361)	427

(i)	Amounts recorded under Derivatives.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	September 30, 2020			December 31, 2019
	Hedge instruments		Hedge item	Hedge instruments		Hedge item
Strategies	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of Fair Value	1,159,250	51,787	(51,361)	-	-	-
Hedge of net investment in foreign operations	395,977	(80,370)	(80,370)	248,896	5,946	(7,133)
Total	1,555,227	(28,583)	(131,731)	248,896	5,946	(7,133)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

The table below shows the breakdown by maturity of the hedging strategies:

	September 30, 2020
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	(2)	(14)	(563)	-	(30,698)	(20,084)	(51,361)
Hedge of net investment in foreign operations	(8,732)	-	-	(30,284)	(41,354)	-	(80,370)
Total	(8,734)	(14)	(563)	(30,284)	(72,052)	(20,084)	(131,731)

	December 31, 2019
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	-	-	-	-	-	-	-
Hedge of net investment in foreign operations	(198)	-	-	(2,932)	(4,003)	-	(7,133)
Total	(198)	-	-	(2,932)	(4,003)	-	(7,133)

7.	Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	September 30, 2020	December 31, 2019
Retail
Pledged asset loan	947,449	388
Credit card	8,061	-
Corporate
Pledged asset loan	316,412	-
Non-pledged loan	104,368	-
Total Loans operations	1,376,290	388
Expected Credit Loss	(7,056)	(2)
Total loans operations, net of Expected Loss	1,369,234	386

By maturity	September 30, 2020	December 31, 2019
Due in 3 months or less	68,783	388
Due after 3 months through 12 months	287,720	-
Due after 12 months	1,019,786	-
Total Loans operations	1,376,289	388

XP Inc offers several loan products through Banco XP to its customers. The loan products offered to its customers are: (i) "Limite Express": loans fully collaterized by customers’ investments on XP platform and (ii)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

"COE Alavancado": credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

XP Inc uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable, XP monitors the value of the collaterals. The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.

As of September 30, 2020, these two products together represented 94% (December 31, 2019: nil) of the Company's credit portfolio. The expected credit loss amounting to R$ 7,056 corresponds to approximately 0.5% of the total credit portfolio as of September 30, 2020 (December 31, 2019: nil).

The loans operations have an high credit quality and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio. As of September 30, 2020, the loans and expected credit loss are classified as stage 1 in accordance with IFRS 9.

This classification is periodically reassessed as provided for in XP Inc.'s credit risk policy.

8.	Prepaid expenses

	September 30, 2020	December 31, 2019
Commissions and premiums paid in advance (a)	1,035,869	49,233
Marketing expenses	8,110	9,678
Services paid in advance	1,124	2,043
Other expenses paid in advance	45,895	28,730
Total	1,090,998	89,684

Current	461,304	56,605
Non-current	629,694	33,079

(a) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	September 30, 2020	December 31, 2019
Cash and settlement records	378,727	13,823
Debtors pending settlement	967,599	477,646
Other	137,181	13,514
Total Assets	1,483,507	504,983

Cash and settlement records	378,030	474,759
Creditors pending settlement	14,781,681	8,639,787
Total Liabilities	15,159,711	9,114,546

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

10.	Investments in associates and joint ventures

Set out below are the associates and joint venture of the Group as of September 30, 2020. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	% of ownership interest	Nature of relationship	Measurement method	Equity	Carrying amount
Du Agro Holdings S.A.	49%	Joint Venture (1)	Equity method	479	235
VPL Gestão Patrimonial e Participações S.A.	49%	Associate (2)	Equity method	150,000	74,851
O Primo Rico Mídia, Educacional e Participações Ltda.	20%	Associate (3)	Equity method	(520)	(105)
Total equity-accounted investments				149,959	74,981

(1) On June 23, 2020, the Company acquired a 49% interest in DuAgro Holdings S.A. (“DuAgro”), a joint venture involved in the agribusiness. DuAgro is an integrated platform that utilizes technology to finance the purchase of agricultural inputs. The focus is on small- and medium-sized producers.

(2) On September 8, 2020, the Company entered into an agreement to hold a 49.9% minority stake of the total share capital of VPL Gestão Patrimonial e Participações S.A..With this transaction XP Inc. is complementing the existing offering to ultra-high-net-worth individual in the Wealth Management segment.

(3) O Primo Rico is a company focused on digital content services, including developing and selling financial education courses and online events.

Entity	December 31, 2019	Acquisition/Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	September 30, 2020
VPL Gestão Patrimonial e Participações S.A.	-	74,851	-	-	621,248	696,099
Du Agro Holdings S.A.	-	572	(337)	-	408	643
O Primo Rico (ii)	-	242	(227)	(120)	-	(105)
Total	-	75,665	(564)	(120)	621,656	696,637

(i) Related to the acquisitions of associates and joint ventures. As of September 30, 2020 the goodwill recognized is preliminary and includes the value of expected synergies arising from the investments.

(ii) As of September 30, 2020 the entity presented a negative net equity. The amounts related to the negative net equity are recognized in Other liabilities.

11.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and	Goodwill and intangible
	equipment	assets

As of January 1, 2019	99,127	504,915
Additions	43,749	39,974
Write-offs	(7,550)	(56)
Depreciation / Amortization in the period	(15,174)	(23,992)
As of September 30, 2019	120,152	520,841
Cost	165,314	604,298
Accumulated depreciation / amortization	(45,162)	(83,457)

As of January 1, 2020	142,464	553,452
Additions	40,011	79,127

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Business combination (Note 2(f))	-	83,925
Write-offs (i)	(61,967)	(185)
Transfers	(6,143)	6,143
Depreciation / Amortization in the period	(19,609)	(52,928)
As of September 30, 2020	94,756	669,534
Cost	196,081	767,878
Accumulated depreciation / amortization	(101,325)	(98,344)

(i)	As previously mentioned on Note 2(h), as a result of the COVID-19 pandemic, the Group decided to implement a permanent remote work model, which has resulted in initiatives to reduce some of its offices in the city of São Paulo. During the third quarter of 2020, the Company concluded its analysis and wrote-off the corresponding properties and equipments of these offices. Some of these amounts was previously classified as impaired considering that the Conmpany was in the early stages of the assessment.

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2019. As of September 30, 2020, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities
As of January 1, 2019	133,870	148,494
Additions (i)	104,487	105,694
Depreciation expense	(23,235)	-
Interest expense	-	12,447
Effects of exchange rate	6,259	6,460
Payment of lease liabilities	-	(26,194)
As of September 30, 2019	221,381	246,901
Current	-	28,970
Non-current	221,381	217,931

As of January 1, 2020	227,478	255,406
Additions (i)	45,377	45,129
Depreciation expense	(33,363)	-
Write-offs (ii)	(78,321)	(78,322)
Interest expense	-	15,648
Revaluation (iii)	(9,115)	(10,050)
Impairment, net	264	-
Effects of exchange rate	29,694	32,675
Payment of lease liabilities	-	(45,903)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

As of September 30, 2020	182,014	214,583
Current	-	31,566
Non-current	182,014	183,017

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

(ii)	As previously mentioned on Note 2(h), as a result of the COVID-19 pandemic, the Group decided to implement a permanent remote work model, which has resulted in initiatives to reduce some of its offices in the city of São Paulo. As consequence the Group has recorded the corresponding write-off of the right-of-use and lease liabilities related to the early termination of the leasing contracts.

(iii)	Revaluation of discount rate that represent the current market assessment.

The Group recognized rent expense from short-term leases and low-value assets of R$ 1,523 for the period ended September 30, 2020. The total rent expense of R$ 7,853, include other expenses related to leased offices such as condominium.

Depreciation and amortization expense have been charged in the following line items of consolidated statement of income:

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019
Property and equipment
Depreciation in the period	19,609	15,174	6,616	5,298

Leases
Depreciation in the period	33,363	23,235	10,313	8,796

Intangible assets
Amortization in the period	52,928	23,992	19,451	9,361
	105,900	62,401	36,380	23,455

12.	Deposits

	September 30, 2020	December 31, 2019
Demands deposits	40,310	70,190
Time deposits	1,586,399	4
Total	1,626,709	70,194

Current	997,285	70,194
Non-Current	629,424	-

Maturity – As of September 30, 2020
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	40,310	-	-	-	-	-	40,310
Time deposits	-	-	141,895	34,544	780,536	629,424	1,586,399
Total	40,310	-	141,895	34,544	780,536	629,424	1,626,709

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Maturity – As of December 31, 2019
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 180 to 366 days	After 360 days	Total
Demand deposits	70,190	-	-	-	-	-	70,190
Time deposits	4	-	-	-	-	-	4
Total	70,194	-	-	-	-	-	70,194

13.	Structured operations certificates

	September 30, 2020	December 31, 2019
Maturity
From 91 to 180 days	1,918	-
After 360 days	1,140,539	19,474
Total	1,142,457	19,474

Current	1,918	-
Non-Current	1,140,539	19,474

14.	Borrowings and lease liabilities

	Interest rate %	Maturity	September 30, 2020	December 31, 2019

Bank borrowings – domestic (i)	113% of CDI(*)	March 2021	21,292	52,668
Related parties			21,292	52,668

Financial institution (ii)	CDI (*)+ 0.774%	April 2023	276,106	329,410
Third parties			276,106	329,410

Total borrowings			297,398	382,078

Lease liabilities			214,583	255,406

Total borrowings and lease liabilities			511,981	637,484

Current			61,226	116,450
Non-current			450,755	521,034

(*) Brazilian Interbank Offering Rate (CDI)

(i) Loan agreement with Itaú Unibanco with maturity on March 8, 2021, payable in 36 monthly installments.

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 30 (b)).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

15.	Debentures

On May 15, 2019 and September 28, 2018, the Company issued Debentures, non-convertible into shares, in the amount of R$ 800,000, with the objective of funding the Group’s working capital and treasury investments. As of September 30, 2020, the total balance is comprised of the following issuances:

Issuance	Quantity Issued (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance	Unit value at period-end	Book value
1 st	400,000	108.0% CDI	9/28/2018	9/28/2020	R$ 1,000.00	R$1,108.56	-
2 nd	400,000	107.5% CDI	5/15/2019	5/15/2022	R$ 1,000.00	R$1,009.05	338,693
Total	800,000						338,693

	September 30, 2020	December 31, 2019
Principal	400,000	800,000
Interest	23,746	47,127
Payments	(20,336)	(11,897)
Repurchase (a)	(64,717)	-
Total	338,693	835,230

Current	-	435,230
Non-current	338,693	400,000

(a)	As of September 30, 2020 the Group repurchased 65,611 units of the second series of non-convertible debentures.

The principal amount and accrued interest payable related to the first issuance are due on the maturity date, while for the second issuance, 50% of the principal amount is due on May 15, 2021 and the remaining balance on the maturity date, and accrued interest payable every 12 months from the issuance date. There were no interest amounts paid in the period ended of September 30, 2020.

On September 28, 2020 the first series of non-convertible debentures was fully prepaid in the amount of R$ 432,793, which includes principal and interest.

Debentures are subject to financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 30(b)).

16.	Other financial liabilities

	September 30, 2020	December 31, 2019
Foreign exchange portfolio	249,394	8,962
Contingent consideration (i)	462,000	-
Financial bills (ii)	16,311	-
Credit cards operations (ii)	8,294	-
Others (iii)	122,879	-
Total	858,878	8,962

Current	380,567	8,962
Non-current	478,311	-

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

(i)	Contractual contingent considerations mostly associated to the investment acquisition of VPL, as described in Note 10. The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$653,222 (the minimum amount is zero).

(ii)	Related to operations of Banco XP S.A.

(iii)	Include R$58,526 payable through our acquisitions (Note 2(f)) and investments in associates and joint ventures.

17.	Private pension liabilities

As of September 30, 2020, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)).

Changes in the period:

	Nine months period ended September 30,
	2020	2019
As of January 1	3,759,090	16,059
Contributions received	984,816	211,396
Transfer with third party plans	5,087,561	1,466,444
Redemptions paid	(162,218)	(7,911)
Gain (loss) from FIE	(19,927)	35,718
As of September 30	9,649,322	1,721,706

18.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet
	September 30, 2020	December 31, 2019

Tax losses carryforwards	38,616	17,146
Goodwill on business combinations (i)	28,430	22,303
Provisions for IFAs’ commissions	72,222	68,041
Revaluations of financial assets at fair value	(9,993)	25,259
Expected losses (ii)	20,578	5,666
Financial instruments taxed on redemption	(18)	-
Profit sharing plan	79,727	141,136
Net gain on hedge instruments	32,927	(36,384)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Share based plan	47,824	2,950
Other provisions	27,339	33,284
Total	337,652	279,401

Deferred tax assets	378,726	284,533
Deferred tax liabilities	(41,074)	(5,132)

	Net change in the nine months period ended September 30,		Net change in the three months period ended September 30,
	2020	2019	2020	2019
Tax losses carryforwards	21,470	(41,725)	24,769	(7,064)
Goodwill on business combinations (i)	6,127	(25,845)	(5,861)	(8,153)
Provisions for IFAs’ commissions	4,181	21,103	1,718	7,698
Revaluations of financial assets at fair value	(35,252)	(9,374)	3,513	(1,178)
Expected losses (ii)	14,912	1,563	4,248	1,411
Financial instruments taxed on redemption	(18)	(11,637)	(18)	(18,980)
Profit sharing plan	(61,409)	76,105	(97,272)	(38,295)
Net gain (loss) on hedge instruments	69,311	(1,885)	5,805	3,675
Share based plan	44,874	-	17,533	-
Other provisions	(5,945)	5,142	(17,750)	239
Total	58,251	13,447	(63,315)	(60,647)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Nine months period ended September 30,
	2020	2019

As of January 1	279,401	140,400
Foreign exchange variations	22,721	21,883
Charges to statement of income	(28,561)	(8,564)
Tax relating to components of other comprehensive income	64,091	128
As of September 30	337,652	153,847

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 20,610 (September 30, 2019 - R$ 18,731) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income. A deferred tax asset was not recorded as taxable income is not expected.

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the period ended September 30:

	Nine months period		Three months period
	ended September 30,		ended September 30,
	2020	2019	2020	2019
Income before taxes	1,758,528	996,944	632,451	382,134
Combined tax rate in Brazil (i)	34%	34%	34%	34%
Tax expense at the combined rate	597,900	338,961	215,034	129,926

Income (loss) from entities not subject to taxation	(11,358)	(8,228)	(2,630)	(3,659)
Effects from entities taxed at different rates	36,792	16,208	17,630	7,170
Effects from entities taxed at different taxation regimes (ii)	(285,529)	(24,816)	(111,061)	(9,138)
Intercompany transactions with different taxation	(46,775)	(27,989)	(19,645)	(5,711)
Tax incentives	(2,491)	(2,220)	(4,521)	(2,220)
Non deductible expenses (non-taxable income), net	(12,693)	8,687	(3,434)	4,310
Others	3,581	(2,957)	(206)	658
Total	279,427	297,646	91,167	121,336
Effective tax rate	15.89%	29.86%	14.41%	31.75%

Current	250,866	306,210	(6,732)	49,189
Deferred	28,561	(8,564)	97,899	72,147
Total expense	279,427	297,646	91,167	121,336

(i)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(ii)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	12,126	-	12,126
Gains (losses) on net investment hedge	(17,591)	5,762	(11,829)
Changes in the fair value of financial assets at fair value	1,494	(508)	986
As of September 30, 2019	(3,971)	5,254	1,283

Foreign exchange variation of investees located abroad	76,575	-	76,575
Gains (losses) on net investment hedge	(121,772)	41,402	(80,370)
Changes in the fair value of financial assets at fair value	(56,603)	22,689	(33,914)
As of September 30, 2020	(101,800)	64,091	(37,709)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

19.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by XP Inc. Board of Directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of September 30, 2020 and December 31, 2019, the Company have US$ 23 thousand of issued capital which were represented by 354,181,346 Class A common shares and 197,618,980 Class B common shares. In the IPO that took place on December 11, 2019, the Company issued 83,387,238 new Class A common shares, with a corresponding increased of US$ 2 in the issued capital of the Company.

(b)	Additional paid-in capital and capital reserve

In December 2019, immediately prior the completion of the IPO, the Company had 257,456,251,558 Class A common shares and 251,790,558 Class B common shares of its authorized share capital issued. Class A and Class B common shares.

At the Board of Directors meetings on November 30, 2019, the Company’s shareholders approved a reverse share split of 4:1 (four for one) for an initial consideration to IPO with a conversion of 2,036,988,542 into 509,247,134 shares. On the same event shareholders also approved the conversion of 30,807,911 Class B common shares of the Company into Class A common shares.

In December 2019, as a result of the completion of the IPO describe in Note 1.1, 42,553,192 new Class A common shares were issued.

As mentioned in Note 26, the Board of Directors approved on December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of September 30, 2020, the Company has 3,759,867 (December 31, 2019 – 1,921,669) restricted share units (“RSUs”) and 2,190,377 (December 31, 2019 – 2,190,377) performance restricted units (“PSUs”) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

(c)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

The proposal and payment of dividends recorded in the Company's financial statements, subject to the approval of the shareholders in General Meetings.

For the nine months period ended September 30, 2020, the Company has not declared and paid dividends to the shareholders.

(d)	Other comprehensive income

Increases or decreases in value attributed to assets and liabilities are classified as equity valuation adjustments, while not being computed in the income for the period in accordance with the accrual basis as a result of their valuation at fair value.

20.	Related party transactions

The main transactions carried with related parties, under commutative conditions, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
			Nine months period ended September 30,		Three months period ended September 30,
Relation and transaction	September 30, 2020	December 31, 2019	2020	2019	2020	2019

Shareholders with significant influence	(3,891,015)	(732,420)	(36,541)	(14,905)	(13,509)	(18,863)
Securities	105,100	123,813	9,154	7,279	1,895	2,915
Securities purchased under agreements to resell	14,999	196,009	3,557	-	650	-
Accounts receivable	10,178	594	233	-	(163)	(2,270)
Securities sold under repurchase agreements	(4,000,000)	(1,000,168)	(48,243)	(18,313)	(15,514)	(18,313)
Borrowings	(21,292)	(52,668)	(1,242)	(3,871)	(377)	(1,195)

Mostly represent transactions with Itaú Unibanco who became a shareholder of the Company in 2018 and since than a related party. Transactions with related parties also includes transactions among the Company and its subsidiaries in the ordinary course of operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of these transactions have been eliminated and do not have effects on the unaudited interim condensed consolidated financial statements.

21.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	September 30, 2020	December 31, 2019
Tax contingencies	10,062	9,878
Civil contingencies	3,660	2,673
Labor contingencies	2,298	2,642
Total provision	16,020	15,193

Judicial deposits (i)	10,168	18,403

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.

Changes in the provision during the period

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019
At the beginning of period	15,193	17,474	15,479	17,171
Monetary correction	1,472	1,499	499	809
Provision accrued	912	1,726	333	1,657
Provision reversed	(965)	(3,933)	(78)	(3,931)
Payments	(592)	(1,062)	(213)	(2)
At the end of period	16,020	15,704	16,020	15,704

Nature of claims

a)	Tax

As of September 30, 2020, the Group has claims classified as probable risk of loss in the amount of R$ 10,062 (December 31, 2019 - R$ 9,878), regarding social contributions on revenue (PIS and COFINS), questioning the definition of the calculation base of revenues to pay correctly. This proceeding was pending the expert technical report following the decision of the second instance court to grant the right to provide evidence and send the proceeding back to the lower court. These lawsuits are supported by court deposits in its entirety.

b)	Civil

The majority of the civil claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of September 30, 2020, there were 58 civil claims for which the likelihood of loss has been classified as probable, in the amount of R$ 3,660 (December 31, 2019 - R$ 2,673). An amount of R$ 112 was deposited in court as of September 30, 2020 (December 31, 2019 – R$ 9,744).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of September 30, 2020, the Company and its subsidiaries are the defendants in approximately 9 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 2,298 (December 31, 2019 - R$ 2,642).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. These contingencies are not recorded as provisions. As of September 30 2020, for claims classified as possible loss the estimated risk is approximately R$ 191,941 (December 31, 2019 - R$ 153,951).

Below is summarized these possible claims by nature:

	September 30,2020	December 31, 2019
Tax (i)	70,700	69,386
Civil (ii)	114,669	81,414
Labor	6,572	3,151
Total	191,941	153,951

(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)	The Group is defendant in 592 civil claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

22.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019
Major service lines
Brokerage commission	1,595,435	935,998	547,862	349,554
Securities placement	922,057	693,198	388,283	328,224
Management fees	809,024	591,591	274,353	207,070
Insurance brokerage fee	74,299	69,367	17,624	27,344

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Educational services	95,627	75,037	25,474	32,782
Other services	334,470	212,874	155,063	85,388
Gross revenue from services rendered	3,830,912	2,578,065	1,408,659	1,030,362

(-) Sales taxes and contributions on services (i)	(337,681)	(236,965)	(130,914)	(86,324)
	3,493,231	2,341,100	1,277,745	944,038

(i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income from financial instruments

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019
Net income from financial instruments at fair value through profit or loss	2,007,466	913,110	647,076	395,838
Net income from financial instruments measured at amortized cost and at fair value through other comprehensive income	303,388	204,023	189,527	26,513
Total income from financial instruments	2,310,854	1,117,133	836,603	422,351

(-) Taxes and contributions on financial income	(47,578)	(21,720)	(13,611)	(10,465)
	2,263,276	1,095,413	822,992	411,886

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019
Brazil	5,156,387	3,207,076	1,721,542	1,273,565
United States	570,738	205,830	368,524	74,917
Europe	29,382	23,607	10,671	7,442
Net revenue and income	5,756,507	3,436,513	2,100,737	1,355,924

	September 30, 2020	December 31, 2019
Brazil	1,175,503	1,208,737
United States	375,565	224,244
Europe	29,634	16,476
Selected assets(i)	1,580,702	1,449,457

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the customers represented more than 10% of Group’s revenues for the periods presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

23.	Operating costs

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019
Commission and incentive costs	1,442,670	877,502	549,249	353,825
Operating losses and provisions	65,584	14,825	16,984	7,344
Clearing house fees	240,806	141,251	104,922	54,796
Other costs (a)	115,003	85,389	34,865	28,993
Total	1,864,063	1,118,967	706,020	444,958

(a) Other cost include third parties'services and other costs.

24.	Operating expenses by nature

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019

Selling Expenses (a)	94,367	82,419	38,322	30,104

Administrative expenses	2,077,587	1,294,039	809,596	481,605
Personnel expenses	1,484,596	859,653	577,614	291,485
Compensation	565,640	256,323	203,419	107,474
Employee profit-sharing and bonus	566,353	466,219	240,763	127,591
Executives profit-sharing	156,988	50,230	52,662	20,415
Other personnel expenses (b)	195,615	86,881	80,770	36,005
Other taxes expenses	26,193	29,699	9,907	11,419
Depreciation of property and equipment and right-of-use assets	52,972	38,409	16,928	14,094
Amortization of intangible assets	52,928	23,992	19,451	9,361
Data processing	212,074	124,260	89,018	49,775
Technical services	66,284	39,560	25,563	13,102
Third parties' services	116,086	112,571	43,663	65,854
Other administrative expenses (c)	66,454	65,895	27,452	26,515
Total	2,171,954	1,376,458	847,918	511,709

(a) Selling expenses refers to advertising and publicity.

(b) Other personnel expenses include benefits, social charges and others.

(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

25.	Other operating income (expenses), net

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019

Other operating income	273,809	152,674	196,445	18,588
Revenue from incentives from Tesouro Direto, B3 and Others (a)	258,306	52,069	190,900	13,020
Other operating income (b)	15,503	100,605	5,545	5,568

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Other operating expenses	(188,823)	(34,187)	(98,644)	(11,230)
Legal, administrative proceedings and agreement with customers	(43,844)	(3,503)	(36,262)	(1,790)
Losses on write-off and disposal of assets	(59,216)	(6,583)	(29,809)	(48)
Charity	(40,512)	(5,917)	(13,668)	(1,842)
Other operating expenses (c)	(45,251)	(18,184)	(18,905)	(7,550)

Total	84,986	118,487	97,801	7,358

(a) Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.

(b) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(c) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

26.	Share-based plan

a)	Share-based Plan

The establishment of the Plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of RSUs and PSUs was on December 10, 2019.

Under the Restricted Stock Unit plan, stocks are awarded at no cost to the recipient upon their grant date. RSUs are granted semi-annually, their vesting conditions are service related and they vest at a rate of 20% after three years, 20% after four years, and 60% after five years. After the vesting periods, common shares will be issued to the recipients. For the PSUs, the vesting is the following: (i) 33% will vest on the third year after the grant, (ii) 33% will vest on the fourth year after the grant and (iii) 34% will vest on the fifth year after the grant date.

Under the Performance Share Unit, stocks are awarded at no cost to eligible participants and their vesting conditions are based on five-year period metrics and also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.

If an eligible participant ceases to be employed by the Company, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the board on a case-by-case basis.

Once the PSUs are vested, the shares of common stock that are delivered must be held for an additional one-year period, typically for a total combined vesting and holding period of six years from the grant date.

b)	Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain methodologies to estimate fair value which include the following:

•	Estimation of fair value based on equity transactions with third parties close to the grant date; and

•	Other valuation techniques including share pricing models such as Monte Carlo.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

c)	Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of September 30, 2020, the outstanding number of Company reserved under the plans were 5,950,244 (December 31, 2019 - 4,112,046) including 3,759,867 RSUs (December 31, 2019 - 1,921,669) and 2,190,377 PSUs (December 31, 2019 - 2,190,377).

For the nine and three months period ended September 2020 , total compensation expense of both plans were R$113,464 and R$44,352, including R$34,917 and R$12,578 of tax provisions and does not include any tax benefits on total share-based compensation expense once, as this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognised as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan has not been modified. The average grant date fair value in the period was US$ 45,92.

During the nine months period ended September 30, 2020, there were 298,750 forfeited RSUs, 1,934,000 RSUs shares granted and no exercised, expired or vested.

27.	Earnings per share (basic and diluted)

The Company implemented a four-to-one reverse share split (or consolidation), effective as of November 30, 2019. The quantity of shares of the comparative periods were adjusted to give effect to this transaction.

The following table reflects the net income and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	Nine months period ended September 30,		Three months period ended September 30,
	2020	2019	2020	2019
Net income	1,475,613	692,011	540,434	257,814
Basic weighted average quantity of shares (a)	551,800	509,247	551,800	509,247
Basic earnings per share - R$	2.6742	1.3589	0.9794	0.5063

Share-based incentive program	4,323	-	4,774	-
Diluted weighted average quantity of shares	556,574	509,247	556,574	509,247
Diluted earnings per share - R$	2.6534	1.3589	0.9710	0.5063

(a)	Thousands of shares.

28.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans– Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

	September 30, 2020
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	35,825,631	2,875,888	-	38,701,519	38,701,519
Derivative financial instruments	7,451	13,141,316	-	13,148,767	13,148,767
Fair value through other comprehensive income
Securities	9,588,773	-	-	9,588,773	9,588,773
Evaluated at amortized cost
Securities	-	1,371,040	-	1,371,040	1,366,038
Securities purchased under agreements to resell	-	18,229,920	-	18,229,920	18,243,688
Securities trading and intermediation	-	1,483,507	-	1,483,507	1,483,507
Accounts receivable	-	251,194	-	251,194	251,194
Loan operations	-	1,392,375	-	1,392,375	1,369,234
Other financial assets	-	280,279	-	280,279	280,279
Financial liabilities
Fair value through profit or loss
Securities loaned	1,111,770	-	-	1,111,770	1,111,770
Derivative financial instruments	19,745	12,709,851	-	12,729,596	12,729,596
Evaluated at amortized cost
Securities sold under repurchase agreements	-	35,192,715	-	35,192,715	35,253,928
Securities trading and intermediation	-	15,159,711	-	15,159,711	15,159,711
Deposits	-	1,573,958	-	1,573,958	1,626,709
Structured operations certificates	-	1,142,457	-	1,142,457	1,142,457
Borrowings and lease liabilities	-	565,723	-	565,723	511,981
Debentures	-	331,981	-	331,981	338,693
Accounts payables	-	655,117	-	655,117	655,117
Other financial liabilities	-	396,878	462,000	858,878	858,878
	46,553,370	106,753,910	462,000	153,769,280	153,821,839

	December 31, 2019
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	20,277,031	2,166,361	22,443,392	22,443,392
Derivative financial instruments	21,809	4,063,195	4,085,004	4,085,004

Fair value through other comprehensive income
Securities	2,616,118	-	2,616,118	2,616,118

Evaluated at amortized cost
Securities	-	3,914,923	3,914,923	2,266,971
Securities purchased under agreements to resell	-	9,490,090	9,490,090	9,490,090
Securities trading and intermediation	-	504,983	504,983	504,983
Accounts receivable	-	462,029	462,029	462,029
Loan operations	-	386	386	386
Other financial assets	-	19,805	19,805	19,805

Financial liabilities
Fair value through profit or loss
Securities loaned	2,021,707	-	2,021,707	2,021,707
Derivative financial instruments	-	3,229,236	3,229,236	3,229,236

Evaluated at amortized cost
Securities sold under repurchase agreements	-	15,638,407	15,638,407	15,638,407
Securities trading and intermediation	-	9,114,546	9,114,546	9,114,546
Borrowings and lease liabilities	-	633,781	633,781	637,484

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

Debentures	-	836,001	836,001	835,230
Accounts payables	-	266,813	266,813	266,813
Structured operations certificates	-	19,474	19,474	19,474
Other financial liabilities	-	79,127	79,127	79,157
	24,936,665	50,439,157	75,375,822	72,979,125

As of September 30, 2020, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate (VPL) and businesses (Flipper and Antecipa) is classified within Level 3 of the fair value hierarchy. The contigent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 8.9% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$22,500. The change in the fair value in the contingent consideration between the acquisition date and September 30, 2020 was not material.

Transfers into and out of fair value hierarchy levels are analysed at the end of each consolidated financial statements. As of September 30, 2020 the Group had no transfers between Level 2 and Level 3.

29.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operating risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2019. There have been no changes in the risk management department or in any risk management policies since the year-end.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

30.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital, In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of September 30, 2020 and December 31, 2019 were as follows:

	September 30, 2020	December 31, 2019
Borrowings and lease liabilities	511,981	637,484
Debentures	338,693	835,230
Total debt	850,674	1,472,714
Cash	(642,491)	(109,922)
Securities purchased under agreements to resell	-	(654,057)
Certificate deposits (Securities)	(105,204)	(123,817)
Net debt	102,979	584,918

Total equity	8,669,470	7,153,396
Total capital	8,772,449	7,738,313
Gearing ratio %	1.17%	7.56%

a)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord, with the current strategy of maintaining its capital 1% above the minimum capital requirement.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”) and Venture Capital Liquidity (“CR”), CMR is equivalent to the highest value between base capital and venture capital.

At September 30, 2020 the subsidiaries XP CCTVM, Banco XP and XP Vida e Previdência were in compliance with all capital requirements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2020 In thousands of Brazilian Reais, unless otherwise stated

There is no requirement for compliance with a minimum capital for the other Group companies.

b)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 14 and 15), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

As of September 30, 2020, the contracts under financial covenants corresponds to the amount of R$ 636,091 (December 31, 2019 – R$ 1,217,308). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

31.	Cash flow information

(i)	Debt reconciliation

	Borrowings	lease liabilities	Debentures	Total
Total debt as of January 1, 2019	469,609	148,494	406,538	1,024,641
Acquisitions / Issuance	-	105,694	400,000	505,694
Payments	(74,853)	(26,194)	-	(101,047)
Net foreign exchange differences	-	6,460	-	6,460
Interest accrued	20,869	12,447	29,284	62,600
Interest paid	(16,386)	-	-	(16,386)
Total debt as of September 30, 2019	399,239	246,901	835,822	1,481,962

Total debt as of January 1, 2020	382,078	255,406	835,230	1,472,714
Acquisitions / Issuance	-	45,129	-	45,129
Write-off	-	(78,322)	-	(78,322)
Payments	(84,895)	(45,903)	(400,000)	(530,798)
Repurchase (Note 15)	-	-	(64,717)	(64,717)
Revaluation (Note 11(c))	-	(10,050)	-	(10,050)
Net foreign exchange differences	-	32,675	-	32,675
Interest accrued	10,281	15,648	20,128	46,057
Interest paid	(10,067)	-	(51,948)	(62,015)
Total debt as of September 30, 2020	297,397	214,583	338,693	850,673

(ii)	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables and contingent consideration – see note 2(f) – 28,183, and (ii) related to Acquisition of investment in associates through accounts payables and contingent consideration – see note 10 – 492,800.